

February 11, 2011

Russell W. Mitchell
Chief Executive Officer
Puramed Bioscience, Inc.
1326 Schofield Avenue
Schofield, WI 54476

>   **Re: Puramed Bioscience, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2010**
>   **Filed September 28, 2010**
>   **File No. 000-52771**

Dear Mr. Mitchell:

We have reviewed your filing and have the following comments. In our comments, we ask you to amend your filing.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 9A. Controls and Procedures, page 14

1. As you filed an annual report with the Commission for the prior fiscal year, it appears that you are required to provide a report of management on your internal control over financial reporting pursuant to Item 308 of Regulation S-K. Please amend your filing to include management's annual report on internal control over financial reporting. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Item 15. Exhibits and Financial Statement Schedules
Exhibits 31.1 and 31.2

2. In your amendment, please revise your certifications included in Exhibits 31.1 and 31.2 to conform exactly to the language of Item 601(b)(31) of Regulation S-K, including the

internal controls language of paragraph 4 of that Item and eliminate references to small business issuer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant